Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated May 25, 2011
Relating to Preliminary Prospectus Supplement dated May 23, 2011
Registration Statement No. 333-174407
Pricing Term Sheet
3,750,000 Shares of Common Stock

Issuer:	CoStar Group, Inc.

Symbol:	Nasdaq Global Select Market: CSGP

Common stock offered:	3,750,000 shares of Issuer common stock

Over-allotment option:	562,500 shares of Issuer common stock

Common stock outstanding after the offering:	24,723,775 shares of Issuer common stock (or 25,286,275 shares if the underwriters exercise their over-allotment option in full) (based on shares outstanding on May 25, 2011)

Last reported sale price of Issuer common stock on the Nasdaq Global Select Market on May 25, 2011:	$61.53

Public offering price:	$60.00 per share (representing gross proceeds of $225.0 million, or $258.8 million if the underwriters exercise their over-allotment option in full)

Underwriting discount:	$2.40 per share ($9.0 million, or $10.4 million if the underwriters exercise their over-allotment option in full)

Net proceeds, before expenses:	$57.60 per share ($216.0 million, or $248.4 million if the underwriters exercise their over-allotment option in full)

Use of net proceeds:	The net proceeds of the offering are $214.9 million (or $247.3 million if the underwriters exercise their over-allotment option in full), after deducting total underwriting discounts and estimated expenses of $1.1 million relating to the offering. The Issuer expects to use the net proceeds of the offering to fund a portion of the cash consideration payable by the Issuer in connection with its acquisition of LoopNet, Inc. and, to the extent that any proceeds remain thereafter, or the acquisition is not completed, for general corporate purposes.

Pricing date:	May 25, 2011

Settlement date:	June 1, 2011

Sole book-running manager:	J.P. Morgan Securities LLC

Co-managers:	Needham & Company, LLC Stephens Inc. William Blair & Company, L.L.C. JMP Securities LLC
The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-866-803-9204.
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